Exhibit 99.65

Fasken Martineau DuMoulin LLP	800 Victoria Square, Suite 3700	T +1 514 397 7400
Barristers and Solicitors	P.O. Box 242	+1 800 361 6266
Patent and Trade-mark Agents	Montréal, Quebec H4Z 1E9	F +1 514 397 7600
Canada
fasken.com

January 15, 2021

File No.: 305392.00003

Via SEDAR

AutoritÉ des marchÉS financiers (as principal regulator),

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island
Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Nouveau Monde Graphite Inc. – Prospectus Supplement to the Short Form Base Shelf Prospectus dated January 10, 2019

We refer to the prospectus supplement of Nouveau Monde Graphite Inc. (the “Issuer”) dated January 15, 2021 (the “Prospectus Supplement”) to the final short form base shelf prospectus of the Issuer dated January 10, 2019 relating to the distribution of common shares of the Issuer, having an aggregate sale price of $15,000,250 (subject to an over-allotment option of 15%). As counsel to BMO Nesbitt Burns Inc., the underwriter, we hereby consent to being named in the Prospectus Supplement under the headings “Plan of Distribution” and “Legal Matters” and to the use of our opinion under the headings “Eligibility For Investment” and “Certain Canadian Federal Income Tax Considerations”.

We have read the Prospectus Supplement and we have no reason to believe that there are any misrepresentations in the information contained therein that are derived from our statements or opinions or that are within our knowledge as a result of the services performed by us in connection with such statements or opinions.

*Fasken Martineau DuMoulin LLP includes law corporations.

Yours truly,

FASKEN MARTINEAU DUMOULIN LLP

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